SCIENJOY HOLDING CORPORATION

RM 1118, 11th Floor, Building 3, No. 99 Wangzhou Rd., Liangzhu St.
Yuhang District, Hangzhou, Zhejiang Province, 311113,
China

September 20, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Marion Graham Mr. Mitchell Austin

Re:	SCIENJOY HOLDING CORPORATION Request for Withdrawal of Registration Statement on Form F-3 File No. 333-271800

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), SCIENJOY HOLDING CORPORATION (the “Company”) hereby requests that the above-referenced registration statements on Form F-3 originally filed on May 10, 2023, including all exhibits filed therewith and amendment thereto (collectively, the “Registration Statement”), be withdrawn, effective as of the date hereof.

The Registration Statement was filed under the incorrect form type. The Registration Statement was not declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement. The Company is withdrawing the Registration Statement on grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for future use by the Company or an affiliate of the Company.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

If you have any questions or comments concerning this request, please contact our legal counsel Lan Lou of Jun He Law Offices LLC at (917) 661-8175 or loul@junhe.com.

Very truly yours,

SCIENJOY HOLDING CORPORATION

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Chief Executive Officer